Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) at October 31, 2015:

As at October 31, 2015
(in millions of Canadian dollars)
Subordinated Debentures	6,182
Equity
Common Equity
Common Shares	15,141
Retained Earnings	31,316
Accumulated Other Comprehensive Income	2,455
Other Reserves	173

Total Common Equity	49,085
Preferred Shares	2,934

Total Equity Attributable to Equity Holders of the Bank	52,019
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,460

Total Equity	53,479

Total Capitalization	59,661

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for each of the years in the five year period ended October 31, 2015.

	October 31,
	2015	2014	2013(1)	2012(1)	2011
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	7.90	8.52	7.42	7.43	5.73
Including interest on deposits	2.18	2.21	2.01	2.03	1.91
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.07	7.29	6.03	6.02	4.76
Including interest on deposits	2.14	2.15	1.94	1.96	1.84

(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (IFRS 10 and IAS 19).

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.